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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549



                                      FORM 11-K


(Mark one)

     [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
               ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                                          OR

     [__] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                                 EXCHANGE ACT OF 1934



               FOR THE TRANSITION PERIOD FROM           TO           .


                            COMMISSION FILE NUMBER 0-20766


                             HCC INSURANCE HOLDINGS, INC.

                       HCC INSURANCE HOLDINGS, INC. 401(k) PLAN
         (Name of Issuer of the securities held pursuant to the Plan)



                               13403 NORTHWEST FREEWAY
                                 HOUSTON, TEXAS 77040
                       (Address of principal executive office)


                                    (713) 690-7300
                 (Registrant's telephone number, including area code)

                             ----------------------------


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                                 REQUIRED INFORMATION


ITEM 1.   Not applicable.

ITEM 2.   Not applicable.

ITEM 3.   Not applicable.

ITEM 4. 1997 Return - Report of Employee Benefit Plan (with fewer than 100 participants) prepared in accordance with Section 104(a)(2)(A) of ERISA has been included as Exhibit 1 hereto.

EXHIBITS

     1    --   1997 Return - Report of Employee Benefit Plan (with fewer than
               100 participants)


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                                      SIGNATURES

THE PLAN Pursuant to the requirements of the Securities Exchange Act of 1934, the HCC Insurance Holdings, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Houston, State of Texas, on the 10th day of December, 1998.

                              HCC INSURANCE HOLDINGS, INC. 401(k) PLAN

                                   By:  HCC Insurance Holdings, Inc.,
                                   Administrator

                                        By:  /s/ John N. Molbeck, Jr.
                                            ------------------------------------
                                        Name: John N. Molbeck, Jr.
                                             -----------------------------------
                                        Title: President
                                              ----------------------------------